EXHIBIT (g)(6)

CONSENT TO ASSIGNMENT

This Consent to Assignment relates to the Amended and Restated Custodian Services Agreement between BlackRock Liquidity Funds (the “Fund”) and BNY Mellon Investment Servicing Trust Company (formerly PFPC Trust Company) (“Trust Company”) amended and restated as of February 11, 2004, as subsequently amended (the “Agreement”).

Subject to the succeeding paragraph, the Fund consents to Trust Company’s assignment of the Agreement (including assignment of Trust Company’s rights relating to the Agreement (including fee arrangements relating to the Agreement) and assignment of Trust Company’s duties and obligations relating to the Agreement) to Trust Company’s affiliate, The Bank of New York Mellon (“BNY Mellon”), effective December 5, 2011.

Notwithstanding the assignment referenced in the preceding paragraph, the Agreement is not being assigned effective December 5, 2011, and Trust Company’s rights relating to the Agreement (including fee arrangements relating to the Agreement) are not being assigned and Trust Company’s duties and obligations relating to the Agreement are not being assigned effective December 5, 2011, with respect to those assets that are from time to time maintained in connection with the Custodial Undertaking in Connection with Master Repurchase Agreement made and entered into as of December 12, 2000 by and among the Fund (on behalf of TempFund and Fed Fund), PNC Bank, National Association and Trust Company (the “Custodial Undertaking”).

The Agreement will be assigned to BNY Mellon, and Trust Company’s rights relating to the Agreement (including fee arrangements relating to the Agreement) will be assigned and Trust Company’s duties and obligations relating to the Agreement will be assigned to BNY Mellon, with respect to those assets that are from time to time maintained in connection with the Custodial Undertaking effective as of the date on which the Custodial Undertaking is assigned to BNY Mellon or the date on which the Custodial Undertaking is terminated (whichever event occurs sooner). BNY Mellon will provide written notice to the Fund upon the earlier to occur of the Custodial Undertaking being assigned to BNY Mellon or the Custodial Undertaking being terminated.

BNY Mellon agrees that on and after December 5, 2011 it will be bound by the terms of the Agreement as a party thereto (but not with respect to those assets that are from time to time maintained in connection with the Custodial Undertaking until the Agreement is assigned with respect to those assets as contemplated in the preceding paragraph).

For clarity, references to “PFPC Trust” in the Amendment to the Agreement dated as of September 24, 2007 shall be deemed to refer to BNY Mellon only in its role as the Fund’s custodian (and not as a “Tri-Party Repo Custodian”).

Effective December 5, 2011, section 16(a) of the Agreement is restated to read “(a) The Bank of New York Mellon, Atlantic Terminal Office Tower, 2 Hanson Place, Brooklyn, NY 11217, Fax Number 718-623-7523, Attention: Nicholas Poggi;”.

BlackRock Liquidity Funds		The Bank of New York Mellon

By:	/s/ Scott Hilton	By:	/s/ Scott P. Lavasseur

Name:	Scott Hilton	Name:	Scott P. Lavasseur

Title:	Assistant Treasurer	Title:	Managing Director

BNY Mellon Investment Servicing Trust Company

By:	/s/ Edward A. Smith, III

Name:	Edward A. Smith, III

Title:	Vice President & Senior Director

Acknowledged and Agreed:

BlackRock Advisors, LLC

By:	/s/ Scott Hilton

Name:	Scott Hilton

Title:	Managing Director

Dated: December 2, 2011